November 15, 2024

Via Edgar

Mr. Joshua Gorsky

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Creative Medical Technology Holdings, Inc.
Registration Statement on Form S-1
Filed November 8, 2024
File No. 333-283091
Request for Acceleration

Dear Mr. Gorsky:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Creative Medical Technology Holdings, Inc. (the “Company”), hereby requests acceleration of the effective date of the above-referenced Registration Statement to 4:00 p.m. on Tuesday, November 19, 2024, or as soon thereafter as practicable.

Please contact Zev M. Bomrind of Pachulski Stang Ziehl & Jones LLP, counsel to the Company, at (646) 483-5497, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Timothy Warbington
Timothy Warbington
Chief Executive Officer